SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of August 2012

List of Exhibits:

1.	News Release entitled, “CNH Second Quarter 2012 Net Sales top $5 billion, up 3% (9% constant currency basis); EPS up 11% to $1.47”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Camillo Rossotto
Camillo Rossotto
Chief Financial Officer

August 1, 2012

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations	+1 (630) 887-3745

CNH Second Quarter 2012 Net Sales top $5 billion, up 3% (9% constant currency basis); EPS up 11% to $1.47

•	Net Sales of $5.0 billion +3% (+9% constant currency basis)

•	Agricultural equipment net sales of $4.0 billion +5% (+11% constant currency basis)

•	Construction equipment net sales of $1.0 billion -3% (+4% constant currency basis)

•	Equipment Operations’ Operating Profit of $524 million, or 10.4% for the period

•	Diluted EPS attributable to CNH common shareholders at $1.47 per share, compared to $1.33 per share in Q2 2011

	Quarter Ended		Change
	6/30/2012	6/30/2011
	(US $ in millions, except per share data and percentages)
Net Sales of Equipment	$5,026	$4,881	3.0%
Equipment Operations Operating Profit	$524	$521	0.6%
Equipment Operations Operating Margin	10.4%	10.7%	-0.3 pts
Financial Services Net Income	$78	$52	50.0%
Net Income Attributable to CNH	$355	$320	10.9%
Net Income Before Restructuring and Exceptional Items	$356	$320	11.3%
Diluted EPS Attributable to CNH common shareholders	$1.47	$1.33	10.5%

BURR RIDGE, IL — (August 1, 2012) — CNH Global N.V. (NYSE: CNH) today announced financial results for the quarter ended June 30, 2012. For the quarter, net sales increased 3% (9% constant currency basis) to $5.0 billion as firm global demand for agricultural equipment, on the back of favorable agricultural commodity prices, compensated for a more mixed trading environment in the construction equipment sector. Equipment Operations posted a comparable period improvement in gross profit margin of 80 basis points to 21% for the second quarter and an Operating Profit of $524 million as higher revenues and positive net pricing compensated for increased SG&A expenditures and R&D investment and the negative impact from foreign exchange.

Equipment net sales during the quarter were 80% agricultural equipment and 20% construction equipment, in line with last year. The geographical distribution of net sales in the quarter was 43% North America, 35% EAME & CIS, 13% Latin America, and 9% APAC markets.

In the second quarter, Equipment Operations generated $789 million in cash flow from operations, a 67% increase over the prior year, resulting in $281 million cash generation on a year-to-date basis, as improved net sales and operating performance more than offset the increased net working capital needed to support business activity. Year-to-date capital expenditures totaled $206 million, a 64% increase from the comparable 2011 period, largely as a result of investments in new manufacturing sites and product launches in both the agricultural and construction equipment segments. Through the second quarter, 72% of the capital expenditures were on new product development (inclusive of interim and final Tier 4 emission compliant equipment) and production capacity. The Group expects full year capital expenditures and R&D investment of approximately $1 billion. CNH’s Equipment Operations ended the period with a net cash position of $2.8 billion. The 32% effective tax rate for the second quarter is within the Group’s full year 2012 forecasted effective tax rate guidance of 32% to 35%.

For the quarter, net income, before restructuring and exceptional items, was $356 million, an increase of 11.3% as a result of solid trading conditions in most regions during the quarter, satisfactory industrial performance, and improved performance by the Group’s financial services business offsetting negative currency translation in the period and reduced contribution from unconsolidated industrial subsidiaries. This resulted in the Group generating diluted earnings per share of $1.47 (before restructuring and exceptional items), up 11% compared to $1.33 per share in the comparable period of 2011.

2012 Full Year Market Outlook

–	Worldwide agricultural equipment unit volume is expected to be flat to down 5%

–	Worldwide construction equipment unit volume is expected to be flat to down 5%

CNH Confirms Its Previously Released Guidance For The Full Year 2012

Despite a mixed economic climate in certain of the Groups’ operating regions, the negative effect from the translation of earnings to the U.S. dollar, and the poor climatic conditions in the United States, CNH confirms its full year financial guidance.

–	Revenues up 5%+

–	Operating Margin in excess of 8.6%

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended		Change
	6/30/2012	6/30/2011
	(US $ in millions, except percentages)
Net Sales of Equipment	$4,025	$3,851	4.5%
Gross Profit	$915	$850	7.6%
Gross Margin	22.7%	22.1%	0.6 pts
Operating Profit	$507	$496	2.2%
Operating Margin	12.6%	12.9%	-0.3 pts

CNH Agricultural Equipment Second Quarter Results

CNH’s net sales in the agricultural equipment sector increased 5% for the quarter (11% on a constant currency basis) driven by volume, positive net pricing, and favorable product mix. All of the Group’s regions reported increased revenue on a constant currency basis. Operating profit increased by $11 million to $507 million at an operating margin of 12.6%.

Second quarter market share performance for agricultural equipment was in line with the overall market for both tractors and combines. Combine market shares increased in Latin America and APAC and was in line with the market in North America in the quarter.

CNH worldwide production of agricultural equipment matched retail sales in the quarter resulting in a stable level of company and dealer inventory.

At the 2012 Agrishow in Brazil, Case IH, through its strategic partnership with Semeato, expanded its no-till planter offerings to include a range of 7 to 36-row models. As a result of this launch, the Case IH brand now provides the most complete planter product offering in Brazil. In Latin America, the brand also began delivering the larger, more efficient 7120 and 8120 combine models with their industry leading grain quality, and unique features including CVT drives and slope compensation system. Still in Brazil, the brand’s sugar cane harvester was honored by Revista Rural magazine with the “Top of Mind” award. In Europe, Case IH’s Puma 145 with Efficient Power was awarded “HIT of the Fair” at the XIII Mazowieckie Dni Rolnictwa (Mazovian Agricultural Days) exhibition in Poland. Furthermore, Case IH began assembly, at the company joint venture manufacturing facility in Russia, of Axial-Flow Combines 6088 for the local market.

In Europe and in Australia, New Holland Agriculture launched the new BigBaler range, which provides up to 20% increased capacity and up to 5% denser bales for improved productivity. In North America, strong growth in the dairy & livestock customer segments and the onset of an early hay season enabled New Holland to consolidate leadership in this area. With the introduction of the flexible SmartTrax track option on the T9 4WD tractor family, New Holland is well positioned for growth with mixed farmers who are diversifying their income with the opportunities in cash crops available today. At the Agrishow in Brazil, New Holland, as part of its partnership with Semeato, launched the new SOLTT planting equipment, which provides a full range of solutions, from the very small up to the largest planter in the market. The brand also presented the new CR5080, CR6080SL and CR9080 models, which complete the Twin Rotor combine range that features engines from 300 to 450 hp. As part of its Clean Energy Leader strategy, New Holland displayed a project developed in partnership with the Center for Sugarcane Technology (CTC), based in Piracicaba, Brazil which aims to generate renewable energy by baling sugar cane straw. New Holland also sponsored the Rio +20 Summit United Nations Conference on Sustainable Development in Rio de Janeiro and delivered a lecture on sustainable solutions for agribusiness.

New Holland launched its new TT Compact tractor series in several key African countries, including South Africa, Morocco and Tunisia. Featuring fuel-efficient engines ranging from 35 to 47 hp, these all-purpose tractors deliver powerful performance in a compact size for maximum maneuverability, reduced fuel consumption and low emissions. This addition further extends the popular TT tractor range, offering a wider choice for more applications. In South Africa, New Holland also launched the new fuel efficient TD5 series. The new tractors, available for the local market with fuel efficient Tier 3 compliant engines ranging from 88 to 110 hp, feature a completely new cab and can be equipped with a PowerShuttle transmission and a front loader for increased versatility in multiple uses.

Construction Equipment

	Quarter Ended
	6/30/2012	6/30/2011	Change
	(US $ in millions, except percentages)
Net Sales of Equipment	$1,001	$1,030	-2.8%
Gross Profit	$138	$138	0.0%
Gross Margin	13.8%	13.4%	0.4 pts
Operating Profit	$17	$25	-32.0%
Operating Margin	1.7%	2.4%	-0.7 pts

CNH Construction Equipment Second Quarter Results

CNH’s construction equipment second quarter 2012 net sales increased 4% on a constant currency basis (-3% on a reported basis) as market conditions remained largely flat to Q1 2012 in the North American market and improved equipment availability drove higher sales in the EAME & CIS markets. Challenging market conditions in Europe and Brazil, coupled with the negative effects of currency translation led to a comparative period margin decline of 70 basis points from the prior period.

Worldwide construction equipment market share was up in the second quarter, with gains in EAME & CIS and APAC light equipment markets and the North American heavy sector, as a result of new product launches and good equipment availability.

Worldwide production of construction equipment was moderately above retail sales during the quarter. The Group expects to moderately reduce construction equipment manufacturing levels, primarily in Latin America and Europe, to balance inventory levels over the remainder of the year.

New Holland Construction continued to renew its product range in high growth and emerging markets. During the quarter, it introduced the new C series crawler excavator and its C series wheel loader with Tier 3 compliant engines to its key markets in Africa, the Middle East, the CIS and Central Asia.

Case Construction Equipment introduced its new 521F and 621F wheel loaders equipped with Tier 3 compliant engines in Africa, the Middle East, the CIS and Central Asia, completing the renewal of its range of heavy line wheel loaders in these markets. In addition, at the CTT trade show in Moscow, Russia, Case presented its latest range of Tier 3 compliant SR and SV skid steer and TR compact track loaders.

In June, CNH celebrated the production of its 25,000th American-made Kobelco excavator at the company’s manufacturing facility in Calhoun, Georgia (U.S.).

CNH Financial Services Second Quarter Results

	Quarter Ended		Change
	6/30/2012	6/30/2011
	(US $ in millions, except percentages)
Net Income	$78	$52	50.0%
On-Book Asset Portfolio	$16,075	$15,642	2.8%
Managed Asset Portfolio	$18,399	$18,449	-0.3%

Net income attributable to Financial Services was $78 million for the quarter, compared with $52 million in the second quarter of 2011. Improved results were due to a higher average portfolio and lower provision for credit losses, partially offset by a higher provision for income taxes.

At the end of the second quarter of 2012, delinquent receivables greater than 30 days past due were 1.6% of the total on-book portfolio, a decrease from 1.9% at the end of the first quarter of 2012.

Unconsolidated Equipment Operations Subsidiaries

Second quarter results for the Group’s unconsolidated Equipment Operations subsidiaries were $25 million, down from $35 million in the comparable period of 2011 largely as a result of reduced profits in the construction equipment sector and foreign currency translation.

Combination Transaction Proposal From Fiat Industrial

On May 30, 2012, CNH’s Board of Directors received a proposal from Fiat Industrial S.p.A. regarding a combination transaction between Fiat Industrial S.p.A. and CNH Global N.V. The Board of Directors has appointed a special committee of unconflicted directors to evaluate the proposal. The special committee will make a recommendation to the unconflicted members of the board who will make a recommendation to the company’s shareholders.

Equipment Operations Cash Flow and Net Debt

	Year to Date
	6/30/2012	6/30/2011
	(US $ in millions)
Net Income	$623	$464
Depreciation & Amortization	155	155
Cash Change in Working Capital*	(643)	(496)
Other	146	109

Net Cash Provided by Operating Activities	281	232
Net Cash (Used) by Investing Activities**	(215)	(177)
All Other	(3)	164

Increase in Net (Cash)	$63	$219

Net (Cash)	$(2,794)	$(2,414)

*	Net cash change in receivables, inventories and payables including inter-segment receivables and payables.
**	Excluding Net (Deposits In)/Withdrawals from Fiat Industrial Cash Management Systems, as they are a part of Net (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on August 1, 2012 to review second quarter 2012 results. The conference call webcast will begin at 6:00 a.m. U.S. Central Time (7:00 a.m. U.S. Eastern Time). This call can be accessed through the investor information section of the company’s website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G, as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations Gross Profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations Operating Profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations Gross Margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations Operating Margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat Industrial affiliates cash management pool and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial, the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2011.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended June 30, 2012 and 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
	2012	2011	2012	2011	2012	2011
	(in millions, except per share data)
Revenues:
Net sales	$5,026	$4,881	$5,026	$4,881	$—	$—
Finance and interest income	253	284	33	44	327	353

	5,279	5,165	5,059	4,925	327	353

Costs and Expenses:
Cost of goods sold	3,973	3,893	3,973	3,893	—	—
Selling, general and administrative	426	455	367	342	59	113
Research, development and engineering	162	125	162	125	—	—
Restructuring	2	—	2	—	—	—
Interest expense	173	203	82	100	120	140
Interest compensation to Financial Services	—	—	78	76	—	—
Other, net	67	67	39	41	28	26

Total	4,803	4,743	4,703	4,577	207	279

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	476	422	356	348	120	74
Income tax provision	151	142	105	116	46	26
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	4	4	78	52	4	4
Equipment Operations	25	35	25	35	—	—

Net income	354	319	354	319	78	52
Net loss attributable to noncontrolling interests	(1)	(1)	(1)	(1)	—	—

Net income attributable to CNH Global N.V.	$355	$320	$355	$320	$78	$52

Weighted average shares outstanding:
Basic	241	240

Diluted	242	241

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$1.48	$1.34

Diluted EPS	$1.47	$1.33

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Six Months Ended June 30, 2012 and 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011	2012	2011
	(in millions, except per share data)
Revenues:
Net sales	$9,665	$8,678	$9,665	$8,678	$—	$—
Finance and interest income	513	569	67	88	659	692

	10,178	9,247	9,732	8,766	659	692

Costs and Expenses:
Cost of goods sold	7,697	7,007	7,697	7,007	—	—
Selling, general and administrative	859	870	727	663	132	207
Research, development and engineering	311	241	311	241	—	—
Restructuring	2	3	2	3	—	—
Interest expense	358	402	170	196	249	279
Interest compensation to Financial Services	—	—	152	138	—	—
Other, net	116	104	63	49	53	55

Total	9,343	8,627	9,122	8,297	434	541

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	835	620	610	469	225	151
Income tax provision	263	222	182	170	81	52
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	7	7	151	106	7	7
Equipment Operations	44	59	44	59	—	—

Net income	623	464	623	464	151	106
Net loss attributable to noncontrolling interests	(1)	(8)	(1)	(8)	—	—

Net income attributable to CNH Global N.V.	$624	$472	$624	$472	$151	$106

Weighted average shares outstanding:
Basic	240	239

Diluted	242	241

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$2.60	$1.97

Diluted EPS	$2.58	$1.96

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

As of June 30, 2012 and December 31, 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Jun. 30, 2012	Dec. 31, 2011	Jun. 30, 2012	Dec. 31, 2011	Jun. 30, 2012	Dec. 31, 2011
	(in millions)
ASSETS
Cash and cash equivalents	$1,092	$2,055	$601	$1,251	$491	$804
Deposits in Fiat Industrial subsidiaries’ cash management system	3,927	4,116	3,725	3,980	202	136
Accounts, notes receivable and other, net	15,932	14,491	947	894	15,463	14,072
Intersegment notes receivable	—	—	2,700	1,993	532	693
Inventories	4,234	3,662	4,234	3,662	—	—
Property, plant and equipment, net	1,986	1,936	1,984	1,934	2	2
Equipment on operating leases, net	688	666	8	7	680	659
Investment in Financial Services	—	—	2,133	2,045	—	—
Investments in unconsolidated affiliates	476	506	396	423	80	83
Goodwill and other intangibles	3,059	3,084	2,903	2,926	156	158
Other assets	3,191	3,577	1,510	2,065	1,681	1,512

Total Assets	$34,585	$34,093	$21,141	$21,180	$19,287	$18,119

LIABILITIES AND EQUITY
Short-term debt	$4,472	$4,072	$184	$144	$4,288	$3,928
Accounts payable	3,173	2,952	3,323	3,219	321	199
Long-term debt, including current maturities	12,872	13,038	3,516	3,656	9,356	9,382
Intersegment debt	—	—	532	693	2,700	1,993
Accrued and other liabilities	5,635	6,107	5,154	5,545	488	571

Total Liabilities	$26,152	$26,169	$12,709	$13,257	$17,153	$16,073
Equity	8,433	7,924	8,432	7,923	2,134	2,046

Total Liabilities and Equity	$34,585	$34,093	$21,141	$21,180	$19,287	$18,119

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Six Months Ended June 30, 2012 and 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011	2012	2011
	(in millions)
Operating activities:
Net income	$623	$464	$623	$464	$151	$106
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation and amortization	210	216	155	155	55	61
Intersegment activity	—	—	(172)	(234)	172	234
Changes in operating assets and liabilities	(1,518)	(750)	(199)	62	(1,319)	(812)
Other, net	46	(108)	(126)	(215)	21	1

Net cash (used) provided by operating activities	(639)	(178)	281	232	(920)	(410)

Investing activities:
Expenditures for property, plant and equipment	(206)	(126)	(206)	(126)	—	—
Expenditures for equipment on operating leases	(186)	(192)	(1)	—	(185)	(192)
Net collections from retail receivables	(214)	(38)	—	—	(214)	(38)
Net withdrawals from (deposits in) Fiat Industrial	174	(1,702)	245	(1,727)	(71)	25
Other, net	(272)	201	(8)	(51)	(262)	252

Net cash (used) provided by investing activities	(704)	(1,857)	30	(1,904)	(732)	47

Financing activities:
Intersegment activity	—	—	(892)	53	892	(53)
Net increase (decrease) in indebtedness	392	(131)	(91)	(438)	483	307
Other, net	23	28	34	28	(13)	—

Net cash provided (used) by financing activities	415	(103)	(949)	(357)	1,362	254

Effect of foreign exchange rate changes on cash and cash equivalents	(35)	68	(12)	44	(23)	24

Decrease in cash and cash equivalents	(963)	(2,070)	(650)	(1,985)	(313)	(85)
Cash and cash equivalents, beginning of period	2,055	3,618	1,251	2,934	804	684

Cash and cash equivalents, end of period	$1,092	$1,548	$601	$949	$491	$599

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH Global N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Six Months Ended June 30, 2012 and the Year Ended December 31, 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Jun. 30, 2012	Dec. 31, 2011	Jun. 30, 2012	Dec. 31, 2011	Jun. 30, 2012	Dec. 31, 2011
	(in millions)
Short-term debt:
With Fiat Industrial subsidiaries	$568	$325	$111	$80	$457	$245
Owed to securitization investors	2,404	2,302	—	—	2,404	2,302
Other	1,500	1,445	73	64	1,427	1,381
Intersegment	—	—	—	95	2,167	1,394

Total short-term debt	4,472	4,072	184	239	6,455	5,322

Long-term debt:
With Fiat Industrial subsidiaries	124	314	63	65	61	249
Owed to securitization investors	6,865	6,511	—	—	6,865	6,511
Other	5,883	6,213	3,453	3,591	2,430	2,622
Intersegment	—	—	532	598	533	599

Total long-term debt	12,872	13,038	4,048	4,254	9,889	9,981

Total debt:
With Fiat Industrial subsidiaries	692	639	174	145	518	494
Owed to securitization investors	9,269	8,813	—	—	9,269	8,813
Other	7,383	7,658	3,526	3,655	3,857	4,003
Intersegment	—	—	532	693	2,700	1,993

Total debt	$17,344	$17,110	$4,232	$4,493	$16,344	$15,303

Less:
Cash and cash equivalents	1,092	2,055	601	1,251	491	804
Deposits in Fiat Industrial subsidiaries’ cash management system	3,927	4,116	3,725	3,980	202	136
Intersegment notes receivable	—	—	2,700	1,993	532	693

Net debt (cash)	$12,325	$10,939	$(2,794)	$(2,731)	$15,119	$13,670

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months and Six Months Ended June 30, 2012 and 2011

(Unaudited)

	Three Months Ended June 30,			Six Month Ended June 30,
	2012	2011	% Change	2012	2011	% Change
	(in millions, except percentages)
1. Revenues and net sales:
Net sales
Agricultural equipment	$4,025	$3,851	4.5%	$7,640	$6,922	10.4%
Construction equipment	1,001	1,030	-2.8%	2,025	1,756	15.3%

Total net sales	5,026	4,881	3.0%	9,665	8,678	11.4%
Financial services	327	353	-7.4%	659	692	-4.8%
Eliminations and other	(74)	(69)		(146)	(123)

Total revenues	$5,279	$5,165	2.2%	$10,178	$9,247	10.1%

2. Net sales on a constant currency basis:
Agricultural equipment net sales	$4,025	$3,851	4.5%	$7,640	$6,922	10.4%
Effect of currency translation	234		6.1%	311		4.5%

Agricultural equipment net sales on a constant currency basis	$4,259	$3,851	10.6%	$7,951	$6,922	14.9%

Construction equipment net sales	$1,001	$1,030	-2.8%	$2,025	$1,756	15.3%
Effect of currency translation	68		6.6%	88		5.0%

Construction equipment net sales on a constant currency basis	$1,069	$1,030	3.8%	$2,113	$1,756	20.3%

Total Equipment Operations net sales on a constant currency basis	$5,328	$4,881	9.2%	$10,064	$8,678	16.0%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
	(in millions, except percentages)
Net sales	$5,026	100.0%	$4,881	100.0%	$9,665	100.0%	$8,678	100.0%
Less:
Cost of goods sold	3,973	79.0%	3,893	79.8%	7,697	79.6%	7,007	80.7%

Equipment Operations gross profit	$1,053	21.0%	$988	20.2%	$1,968	20.4%	$1,671	19.3%
Less:
Selling, general and administrative	367	7.3%	342	7.0%	727	7.5%	663	7.6%
Research and development	162	3.2%	125	2.6%	311	3.2%	241	2.8%

Equipment Operations operating profit	$524	10.4%	$521	10.7%	$930	9.6%	$767	8.8%

Gross profit and margin:
Agricultural equipment	$915	22.7%	$850	22.1%	$1,675	21.9%	$1,441	20.8%
Construction equipment	138	13.8%	138	13.4%	293	14.5%	230	13.1%

Equipment Operations gross profit	$1,053	21.0%	$988	20.2%	$1,968	20.4%	$1,671	19.3%

Operating profit and margin:
Agricultural equipment	$507	12.6%	$496	12.9%	$879	11.5%	$759	11.0%
Construction equipment	17	1.7%	25	2.4%	51	2.5%	8	0.5%

Equipment Operations operating profit	$524	10.4%	$521	10.7%	$930	9.6%	$767	8.8%

4. Net income and diluted earnings per share before restructuring and exceptional items:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(in millions, except per share data)
Net income attributable to CNH	$355	$320	$624	$472

Restructuring:
Restructuring, net of tax	1	—	1	2
Exceptional item:
(Gain) on purchase of business, net of tax	—	—	—	(16)

Net income before restructuring and exceptional items	$356	$320	$625	$458

Weighted average common shares outstanding - diluted	242	241	242	241

Diluted earnings per share before restructuring and exceptional items	$1.47	$1.33	$2.59	$1.90

14

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Six Months Ended June 30, 2012

(Unaudited)

5. Equipment Operations cash generated from working capital:

	Balance as of December 31, 2011	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of June 30, 2012	Cash Generated from (used by) Working Capital
	(in millions)
Accounts, notes receivable and other – net – Total	$894	$48	$4	$947	$(105)
Inventories	3,662	117	20	4,234	(709)
Accounts payable - Total	(3,219)	(67)	—	(3,323)	171

Working Capital	$1,337	$98	$24	$1,858	$(643)

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

15

2012 First Half and Second Quarter Financial Results August 1, 2012

Management Participants
Richard Tobin
President and Chief Executive Officer
Camillo Rossotto
Chief Financial Officer
Andrea Paulis
Treasurer
Manfred Markevitch
Head of Investor Relations
2
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Forward Looking Statement
3
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial, the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form
20-F for the year ended December 31, 2011.
Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-
looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.
This presentation  includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of
the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this presentation, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may,” “will,”
“expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,”
or similar terminology.

Second Quarter 2012 Highlights
Net Sales increase of 3% (+9% cc basis) to $5.0 billion in the second quarter and up 11% (+16% cc basis) to $9.7 billion in the first six months
Agricultural equipment: +5% (+11% constant currency basis) in the second quarter
+10% (+15% constant currency basis) in the first six months
Construction equipment: -3% (+4% constant currency basis) in the second quarter
+15% (+20% constant currency basis) in the first six months
Equipment Operations Operating Profit of $524 million, an increase of 1% in the second quarter and of $930 million, an increase of 21% in the first six months
Second Quarter Operating Margin at 10.4%
First Half Operating Margin at 9.6%
Equipment Operations first half operating cash flow up 21% to $281 million and net cash position increased by $63 million to $2.8 billion at the end of the first six months
Net income before restructuring and exceptional items of $356 million in the second quarter (+11%)
and of $625 million (+36%) in the first six months
Q2 2012 YTD 2012
Diluted EPS: $1.47/share $2.58/share
Diluted EPS before restructuring and exceptional items: $1.47/share $2.59/share
4
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Financial Highlights – Second Quarter
5
*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
06/30/12 06/30/11 Change
Net Sales of Equipment 5,026 $      4,881 $      3%
Equipment Operations Operating Profit * 524 $         521 $         1%
Financial Services Net Income 78 $          52 $          50%
Net Income Before Restructuring and Exceptional Items * 356 $         320 $         11%
Diluted EPS Before Restructuring and Exceptional Items * 1.47 $        1.33 $        11%
Equipment Operations Operating Cash Flow 789 $         472 $         67%
Equipment Operations Net (Cash) * (2,794) $     (2,414) $     16%
Quarter Ended
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Net Sales by Geographic Region*
– Second Quarter
6
*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+6%
+13%
+4%
+17%
+9%
Net Sales
Change Y-o-Y
@ const. currency
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
$1,740
$1,521
$1,678
$2,064
$2,166
$2,573
$1,362
$1,229
$1,693
$1,779
$644
$344
$649
$717
$629
$322
$331
$382
$407
$452
$5,279
$3,558
$3,938
$4,881
$5,026
$0
$1,000
$2,000
$3,000
$4,000
$5,000
$6,000
2008 2009 2010 2011 2012
North America EAME & CIS
Latin America APAC

Net Sales Growth Composition
– Second Quarter
7
(U.S. GAAP, US$ in mils.)
•
Organic Growth: 9% organic growth driven by growth in all reporting regions in the agricultural segment. Construction had a more mixed performance with constant currency growth in EAME & CIS and North America being largely offset with reduced levels of comparable activity in Latin America and APAC
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
3,851
4,259
4,025
1,030
1,069
1,001
$4,881
+9.2%
$5,328
(5.7%)
$5,026
$447
($302)
Q2 '11 Organic Growth Q2 '12 @ constant
currency
FX impact Q2 '12 as reported
Agriculture Equipment Construction Equipment

Q2 2012 Net Sales by Currency

USD 48%
EUR 18%
BRL 10%
CAD 9%
GBP 4%
AUD 3%
Other 8%

Translation Impact on Net Sales
8
Jun-12 Dec-11 Jun-12 Jun-11 Jun-12 Jun-11
Eurozone EUR 1.2590 1.2939 1.2965 1.4032 1.2826 1.4393
Brazil BRL 2.0483 1.8671 1.8622 1.6304 1.9612 1.5950
Canada CAD 1.0223 1.0213 1.0058 0.9767 1.0102 0.9677
United Kingdom GBP 1.5605 1.5490 1.5762 1.6163 1.5824 1.6305
Australia AUD 1.0203 1.0170 1.0323 1.0332 1.0091 1.0618
Exchange rate against USD
Income Statement
End of period Rates YTD Average Rates QTD Average Rates
Balance sheet
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
(US$ in millions)
-10%
change
Q2 '12
Average FX
+10%
change
USD/EUR 1.1543 1.2826 1.4108
Net Sales Impact (90) - 90
BRL/USD 1.7650 1.9612 2.1573
Net Sales Impact 49 - (49)
Q2 '12 Average FX: Exchange rate used to prepare CNH Q2 '12 Income Statement
Sensitivity Analysis - Q2 2012 Net Sales Impact

Equipment Operations
Operating Profit* Evolution – Second Quarter
•
Increases in volumes, better mix, and positive pricing were able to offset increased input costs
•
Production cost negatively impacted by currency and economics
•
R&D costs are up on new investments in the product portfolio and engine emissions compliance programs
•
Other includes adverse currency translation mainly related to the USD against the euro and the Brazilian real
9
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
$521
$524
$79
$92
($36)
($47)
($44)
($41)
Q2 '11 Volume &
Mix
Net Pricing Production
Cost
SG&A R&D Other Q2 '12
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Equipment Operations
Change in Net Debt (Cash)* – First Half
10
(U.S. GAAP, US$ in mils.)
06/30/12 06/30/11
Net Income 623 $        464 $
Depreciation & Amortization 155          155
Accounts Receivable (105)         (172)
Inventories (709)         (634)
Accounts Payable 171          310
Cash Change in Working Capital ** (643)         (496)
Other 146          109
Net Cash From Operating Activities 281          232
Net Cash From Investing Activities *** (215)         (177)
All Other, Including FX Impact for the Period (3)            164
Decrease in Net (Cash) 63 $         219 $
Year-to-Date
* See Appendix for Definition and U.S. GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat Industrial Cash Management System, as they are part of Net Debt (Cash)
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Q1-12
Q2-12

Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Q1-12
Q2-12

Inventory Reductions
(In Units of Equipment)
11
• Second Quarter Underproduction vs. Retail 1%
• Worldwide production capacity utilization to
remain stable for H2
• Second Quarter Overproduction vs. Retail 14%
• Worldwide production capacity utilization to be
adjusted down in H2
* Excluding Joint Ventures
Source: CNH Internal Data
Agricultural Equipment
(Major Equipment)
Construction Equipment
(Light & Heavy)
Company Inventory Dealer Inventory
CNH Retail Sales* CNH Production*
Company Inventory
Dealer Inventory
CNH Retail Sales*
CNH Production*
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

1H 2012 CAPEX $206 million
12
•
Harbin, China
•
Manufacturing facility completed in Q1-2014
•
Production to start by mid 2014
•
Cordoba, Argentina
•
Manufacturing facility completed in Q4-2012
•
Production to start at the beginning of 2013 with
additional products being added though  Q4-2013
12%
20%
26%
23%
6%
25%
46%
42%
New Products & Tier 4 Core Industrial Capacity Expansion
Maintenance & Other Strategic Long Term Investment
North America Europe Latin America Rest of World
CAPEX by Category CAPEX by Region
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Market Outlook 13 CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

US Farm Prices
– IHS Global Insight and USDA

Source: IHS Global Insight July 2012 and USDA’s WASDE report July 11, 2012
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
-
100
200
300
400
500
600
Dec- 04 05 05 06 06 Jun- Dec- 07 Jun 08 Dec- 08 Jun 09 Dec- 09 Jun- 10 Dec- 10 Jun- 11 Dec- 11 Jun- 12 Jun Dec- Jun Dec- 07 - - - -
Jul. 11, 2012 Jun. 12, 2012
Wheat $6.20 - $7.40 $5.60 - $6.80
Corn $5.40 - $6.40 $4.20 - $5.00
Soybean $13.00 - $15.00 $12.00 - $14.00
USDA’s  WASDE  projected  2012/13  season  average  farm  prices (US$/bushel)
Corn Soybean Wheat

Q2 '12

	Industry (change vs. prior year)	CNH (performance relative to mkt)
WW	1%	=
NA	9%	−
<40hp	*9%*	−
40+hp	*10%*	−
EAME & CIS	Flat	=
LA	(4%)	−
APAC	(1%)	=

Tractors

	Industry (change vs. prior year)	CNH (performance relative to mkt)
WW	4%	=
NA	(5%)	=
EAME & CIS	*11%*	−
LA	*(22%)*	+
APAC	66%	+

Combines

	Industry (change vs. prior year)	CNH (performance relative to mkt)
WW AG	1%	=

Q2 '12

	Industry (change vs. prior year)	CNH (performance relative to mkt)
WW	12%	+
NA	31%	=
EAME & CIS	*6%*	+
LA	*16%*	−
APAC	2%	+

Light

	Industry (change vs. prior year)	CNH (performance relative to mkt)
WW	(16%)	=
NA	33%	+
EAME & CIS	*15%*	=
LA	*(4%)*	=
APAC	(32%)	=

Heavy

	Industry (change vs. prior year)	CNH (performance relative to mkt)
WW CE	(3%)	+

CNH Units Volume* Second Quarter
Agricultural and Construction Equipment

*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

CNH

CASE IH

NEW HOLLAND

CASE

NEW HOLLAND

FIAT INDUSTRIAL

Industry Units Volume* Full Year Outlook
Agricultural and Construction Equipment

*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
FY '12 FY '12
Industry Industry
(change vs. prior year) (change vs. prior year)
WW (0-5%) WW 5-10%
NA 0-5% NA 20-25%
  <40hp ~+5% EAME & CIS ~+5%
  40+hp 0-5% LA 5-10%
EAME & CIS (0-5%) APAC (0-5%)
LA (0-5%)
APAC (0-5%)
WW 0-5% WW (10-15%)
NA (0-5%) NA ~+15%
EAME & CIS ~+10% EAME & CIS 5-10%
LA (5-10%) LA (0-5%)
APAC (0-5%) APAC (20-25%)
WW AG (0-5%) WW CE (0-5%)
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
Tractors
Light
Combines
Heavy

CNH

CASE IH AGRICULTURE

NEW HOLLAND AGRICULTURE

CASE CONSTRUCTION

NEW HOLLAND CONSTRUCTION

FIAT INDUSTRIAL

CNH Agricultural & Construction Equipment
Main product launches

CASE IH AGRICULTURE
Axial-Flow Combine 6088 for the Russian market
No-Till planter 7 to 36-row models in cooperation with Semeato
CASE CONSTRUCTION
NEW HOLLAND CONSTRUCTION
NEW HOLLAND AGRIGULTURE
BigBaler range expansion
Flexible SmartTrax track option on the T9 4WD
Twin Rotor combine range in Brazil
TT Compact Tractor series in Africa
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
521F and 621F wheel loaders in Africa, the Middle East,  the CIS and Central Asia
SR and SV skid steer and TR compact track loaders in Russia
C series crawler excavator in Africa, the Middle East, the CIS and Central Asia
F series wheel loader in Africa, the Middle East, the CIS and Central Asia
25,000th American-made Kobelco excavator celebration

2012 Trends and Financial Outlook
Tier 4A/Stage IIIB
• Product launches on schedule with mid to lower horsepower products to be introduced progressively throughout the year
Tier 4 Final
• SCR only solution developed by FPT chosen for large equipment segment
• Other solutions incorporating EGR will be used depending on engine horsepower and equipment envelope
U.S. drought impact
CNH Financial Services main funding transactions in Q2 2012
• Continued access to the ABS market with a $966 million retail ABS in U.S., upsized and priced at a AAA blended spread of 22bps over benchmark
2012 CNH U.S. GAAP Earnings Outlook
• Revenues up 5%+
• Operating Margin in excess of 8.6%

CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

For Further Information
Please Contact Investor Relations:
Manfred Markevitch Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Tel: +1-630-887-3745
Fax: +1-630-887-3890
E-mail: wwinvestorrelations@cnh.com
Website: www.cnh.com

CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Appendix

Financial Data – First Half 21 CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Financial Highlights – First Half

*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
06/30/12 06/30/11 Change
Net Sales of Equipment 9,665 $      8,678 $      11%
Equipment Operations Operating Profit * 930 $         767 $         21%
Financial Services Net Income 151 $         106 $         42%
Net Income Before Restructuring and Exceptional Items * 625 $         458 $         36%
Diluted EPS Before Restructuring and Exceptional Items * 2.59 $        1.90 $        36%
Equipment Operations Operating Cash Flow 281 $         232 $         21%
Equipment Operations Net (Cash) * (2,794) $     (2,414) $     16%
Year-to-Date
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Net Sales by Geographic Region*
– First Half

*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+20%
+17%
+9%
+7%
+16%
Net Sales
Change Y-o-Y
@ const. currency
$10,000 $9,665
$8,000
$6,000
$4,000
$2,000
$0
$6,610
$7,175
$8,678
$9,378
$573
$1,213
$4,536
$3,056
$535
$688
$832
$866
$646
$1,269
$1,326
$1,301
$2,528 $2,230
$2,943
$3,231
$2,901 $2,988
$3,577
$4,267
North America
EAME & CIS Latin America APAC
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
2008 2009
2010 2011 2012

Net Sales Growth Composition
– First Half

(U.S. GAAP, US$ in mils.)
$8,678
$1,386
$10,064
$9,665
1,756
2,025
+16.0%
(4.0%)
($399)
6,922
7,951
7,640
1H'11
Organic Growth 1H'12 @ constant
currency
FX impact 1H'12 as reported
Agriculture Equipment Construction Equipment
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
2,113

Equipment Operations
Operating Profit* Evolution – First Half

*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
$767
$930
$243
$212
($107)
($94)
($80)
($11)
1H'11
Volume &
Mix
Net Pricing Production
Cost
SG&A R&D Other 1H'12

Geographic Information and Market Share/Position Data 26 CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Definitions
•
Geographic Area as Defined by CNH are:
– North America – United States, Canada, and Mexico
– Europe Africa Middle East & Commonwealth of Independent States (EAME & CIS) – 27 EU countries, 10 CIS countries,
Balkans, African continent, and Middle East
– Latin America – Central and South America, and the Caribbean Islands
– Asia Pacific (APAC) – Continental Asia, and Oceania
•
Market Share / Market Position Data
– Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
– In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of
Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA
in Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment Manufacturers
Association, as well as on other shipment data collected by an independent service bureau.
– Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia,
Turkey, Brazil, and any country where local shipments are not reported.
– In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

CNH Agricultural & Construction Equipment
– Net Sales Change Details*

% Change
vs 2011
of which
Currency
% Change
vs 2011
of which
Currency
North America 5% (1)% 19% (1)%
AG 4 (1) 14 (1)
CE 7 (1) 45 (1)
EAME & CIS 5% (8)% 10% (7)%
AG 6 (8) 10 (7)
CE 1 (8) 6 (6)
Latin America (12)% (16)% (2)% (11)%
AG (9) (18) 2 (12)
CE (16) (14) (8) (10)
APAC 11% (6)% 4% (3)%
AG 18 (7) 2 (4)
CE (7) (5) 9 (3)
World 3% (6)% 11% (5)%
AG 5 (6) 10 (5)
CE (3) (7) 15 (5)
Second Quarter 2012 Year-to-Date 2012
*  See Appendix for Geographic Information
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
(U.S. GAAP, US$ in mils.)

Credit Lines and Total Debt
The following table summarizes CNH credit lines and total debt:

(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 1,085       735          613       122          350       997       897         775       122         100
BNDES Subsidized Financing 1,032       873          -        873          159       987       896         -        896         91
Assets-Backed Facilities 4,151       2,791       -        2,791       1,360    4,271    2,663      -        2,663      1,608
Uncommitted Lines
with Third Parties 1,722       1,399       48         1,351       323       1,813    1,332      58         1,274      481
with Fiat Industrial 1,867       435          7           428          1,432    2,564    192         7           185         2,372
Total Credit Lines 9,857 6,233 668 5,565 3,624 10,632 5,980 840 5,140 4,652
of which with or guaranteed by Fiat Industrial 2,697      1,265      7           1,258      1,432    3,474    1,088     7           1,081     2,386
Bonds 3,327       2,827    500          3,308      2,808    500
Third Party Loans 7,527       38         7,489       7,375      14         7,361
Fiat Industrial Loans 257          167       90            447         138       309
Intersegment Loans -          532       2,700       -         693       1,993
Total Notes and Loans 11,111   3,564   10,779   11,130 3,653   10,163
Total Debt 17,344   4,232   16,344   17,110 4,493   15,303
December 31, 2011
Drawn
June 30, 2012
Drawn
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Equipment Operations
Debt Maturity Schedule

* Bonds are reported net of any premium/discount, and swap adjustments.
(U.S. GAAP, US$ in mils.)
Equipment Operations Outstanding
Jun-12 2012 2013 2014 2015 Beyond
Third Parties 699 $          377 $    261 $    29 $      9 $        23 $
Bonds * 2,827            -         999         -         -         1,828
Fiat Industrial 174               174         -         -         -         -
Intersegment 532               -         -         1             -         531
Total Maturities 4,232 $        551 $    1,260 $ 30 $       9 $         2,382 $
Maturities
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Non-GAAP Measures 31 CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Non-GAAP Measures
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-
GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.
Non-GAAP measures include:
• Net Income Before Restructuring and Exceptional Items
• Operating Profit
• Net Debt (Cash)

CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Net Income Before Restructuring and
Exceptional Items
(U.S. GAAP, US$ in mils., except per share data)
2012 2011 2012 2011
Net income attributable to CNH 355 $            320 $         624 $            472 $
Restructuring, after tax:
Restructuring 2                    -             2                    3
Tax benefit (1)                  -             (1)                  (1)
Restructuring, after tax 1                    -             1                    2
Exceptional items:
(Gain) on  purchase of business, net of tax -               -             -               (16)
Net Income before restructuring and exceptional items 356 $            320 $         625 $            458 $
Weighted average common shares outstanding - diluted 242               241            242               241
Diluted earnings per share before restructuring and
exceptional items
1.47 $          1.33 $        2.59 $          1.90 $
Second Quarter Year-to-Date

CNH defines net income before restructuring and exceptional item as net income attributable to CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results. We believe that net income before restructuring and exceptional items is a useful figure for measuring the performance of our operations.
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Equipment Operations Operating Profit
CNH defines Equipment Operations Gross Profit as net sales of equipment less cost of goods sold. CNH defines
Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs.  Operating Margin is Operating Profit expressed as a percentage of net sales of equipment.
The following table summarizes the computation of Equipment Operations Gross and Operating Profit for all
periods presented:

(U.S. GAAP, US$ in mils.)
2012
% of
Net Sales
2011
% of
Net Sales
2012
% of
Net Sales
2011
% of
Net Sales
Net sales 5,026 $    4,881 $   9,665 $    8,678 $
Less:
     Cost of goods sold 3,973 3,893 7,697 7,007
Gross Profit 1,053 21.0% 988 20.2% 1,968 20.4% 1,671 19.3%
Less:
     Selling, general and administrative 367 342 727 663
     Research and development 162 125 311 241
Operating Profit 524 $       10.4% 521 $      10.7% 930 $       9.6% 767 $       8.8%
Agricultural Equipment 507 $       12.6% 496 $      12.9% 879 $       11.5% 759 $       11.0%
Construction Equipment 17 $          1.7% 25 $        2.4% 51 $         2.5% 8 $           0.5%
Second Quarter Year-to-Date
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012
U.S. GAAP Operating Profit by Segment

Equipment Operations IFRS to GAAP
Analysis

The following summarizes trading profit, as reported to Fiat Industrial under IFRS, by segment:
(US$ in mils.)
2012 2011 2012 2011
Trading Profit Under IFRS
Agricultural Equipment 495 $        452 $        850 $        693 $
Construction Equipment 3               16             33             (4)
Financial Services 120           73             221           144
Trading Profit Under IFRS 618           541           1,104        833
The following reconciles trading profit to operating profit under U.S. GAAP:
Equipment Operations Trading Profit Under IFRS 498 $        468 $        883 $        689 $
Accounting for Benefit Plans (9)              (8)              (18)            (16)
Intangible Asset Amortization,
   Primarily Development Costs (60)            (33)            (109)          (75)
IFRS Reclassifications * 61             57             118           101
Other Adjustments (5)              (4)              (7)              19
Total Adjustments (13)            12             (16)            29
Plus: U.S. GAAP "Other, net" 39             41             63             49
U.S. GAAP Operating Profit 524 $        521 $        930 $        767 $
Second Quarter Year-to-Date
* The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

Net Debt
The following table sets forth total debt and “Net Debt (Cash)” - total debt (including intersegment debt)
less cash and cash equivalents, deposits in Fiat Industrial subsidiaries cash management systems and intersegment notes receivable - as of June 30, 2012 and December 31, 2011:

30-Jun-12 31-Dec-11 30-Jun-12 31-Dec-11 30-Jun-12 31-Dec-11
With Fiat Industrial subsidiaries 568 $            325 $             111 $            80 $               457 $            245 $
Owed to securitization investors 2,404            2,302            -                -                2,404            2,302
Other 1,500            1,445            73                  64                  1,427            1,381
Intersegment -                -                -                95                  2,167            1,394
Total short-term debt 4,472 $         4,072 $         184 $            239 $             6,455 $         5,322 $
With Fiat Industrial subsidiaries 124 $            314 $             63 $              65 $               61 $              249 $
Owed to securitization investors 6,865            6,511            -                -                6,865            6,511
Other 5,883            6,213            3,453            3,591            2,430            2,622
Intersegment -                -                532               598                533               599
Total long-term debt 12,872 $      13,038 $       4,048 $         4,254 $         9,889 $         9,981 $
With Fiat Industrial subsidiaries 692 $            639 $             174 $            145 $             518 $            494 $
Owed to securitization investors 9,269            8,813            -                -                9,269            8,813
Other 7,383            7,658            3,526            3,655            3,857            4,003
Intersegment -                -                532               693                2,700            1,993
Total debt 17,344 $      17,110 $       4,232 $         4,493 $         16,344 $      15,303 $
Cash and cash equivalents 1,092 $         2,055 $         601 $            1,251 $         491 $            804 $
Deposits in cash management systems
With Fiat Industrial subsidiaries 3,927            4,116            3,725            3,980            202               136
Intersegment notes receivable -                -                2,700            1,993            532               693
Net debt (cash) 12,325 $      10,939 $       (2,794) $       (2,731) $       15,119 $      13,670 $
Less:
Consolidated Equipment Operations Financial Services
(US$ in millions)
Short-term debt:
Long-term debt:
Total debt:
CNH Global N.V. Second Quarter and First Half 2012 Conference Call – August 1, 2012

End